EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2000	2001	2002	2003	2004
	(In thousands, except ratios)
Earnings:
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	$(55,859)	$2,857	$23,785	$31,435	$47,395
Fixed charges (see below)	4,431	5,104	6,319	6,957	11,197
	$(51,428)	$7,961	$30,104	$38,392	$58,592

Fixed charges:
Interest expensed and capitalized	$436	$432	$1,357	$2,077	$7,028
Amortized premiums, discounts and capitalized expenses relating to indebtedness	—	50	243	349	188
Estimate of the interest within rental expense (1)	3,995	4,622	4,719	4,531	3,981
	$4,431	$5,104	$6,319	$6,957	$11,197

Ratio of earnings to fixed charges with rent interest	(11.61)	1.56	4.76	5.52	5.23

(1) Represents the portion of operating rental expense that management believes is representative of the interest component of rental expense excluding restructuring charges associated with branch and administrative office closings.